FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	November	2007
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Launches BlackBerry Professional Software, A New Wireless Solution for Small and Medium Businesses	3
2.	RIM Announces Court Approval of Definitive Settlement to End Shareholder Litigation	1

Document 1

November 5, 2007

FOR IMMEDIATE RELEASE

RIM Launches BlackBerry Professional Software, A New Wireless Solution for Small and Medium Businesses

Delivers Enterprise-Grade Security and Controls in a Streamlined and Affordable Package Optimized for Smaller Organizations with Deployments of up to 30 Wireless Users

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the immediate availability of BlackBerry® Professional Software - a new wireless communications and collaboration solution that tightly integrates with the industry leading email servers and is specifically designed and priced to meet the needs of small and medium-sized businesses. BlackBerry Professional Software is based on the core functionality of the best-in-class BlackBerry® Enterprise Server software used by governments and large organizations worldwide, but it is streamlined and tailored to meet the needs of smaller organizations with up to 30 wireless users. BlackBerry Professional Software is priced at $499 for 5 users.

BlackBerry Professional Software enables small and medium-sized businesses to enhance communications and collaboration with an enterprise-grade mobility solution – allowing user-friendly wireless access to email, organizer, Internet and intranet applications with advanced security – while addressing the desire for an in-house solution that is affordable, simple to install and easy to manage.

"Small and medium-sized organizations have many of the same business requirements for a mobility solution as compared with larger enterprises, but they often require more streamlined administration features," said Carrie MacGillivray, Senior Analyst, SMB Markets: Mobility, IDC. "It has become increasingly important for smaller companies to be able to easily and cost-effectively deploy and manage mobile technology solutions in order to remain competitive and responsive to customers. An offer that combines a mobility solution with enterprise grade middleware, and an intuitive user interface, will resonate with this increasingly mobile segment."

Key features and benefits of BlackBerry Professional Software include:

•	Small IT Footprint – Installs on the same server as the email system, saving customers the cost of additional hardware and operating system licenses.
•

Support for the Leading Email Systems – Provides tight integration with Microsoft® Exchange or IBM® Lotus® Domino®, allowing a full complement of synchronized wireless services including access to email, calendar, contacts, notes and tasks.

•

Simple Installation – A Pre-install Assistant utility performs a technical assessment of the environment and provides a recommended configuration making installation fast and easy with little or no requirement to determine configuration settings.

•

Easy Management – Simplified BlackBerry Manager Interface is a one-stop location for most management tasks, and wizards and quick-links enable customers to easily change common functions such as adding or deleting a user. IT policies are also easy to set up with pre-defined IT policy templates.

•

Advanced Security – Utilizes the same certified security architecture and encryption system of the BlackBerry® Enterprise Server, which is trusted and accredited by more organizations around the world than any other wireless solution.

•

BlackBerry® MDS (Mobile Data System) Support – Provides customers with the ability to extend internal applications to mobile employees and use any of the thousands of third party applications developed for the BlackBerry platform.

“Productivity and flexibility are obviously important for small and medium-sized businesses and we know that the majority of these businesses are interested in a wireless solution, but many have been waiting for a server product that can afford greater IT simplicity while still allowing a superior quality of experience for users. We specifically designed BlackBerry Professional Software to provide a more simplified and affordable solution for small and medium-sized businesses, while maintaining industry leading performance, security and control,” said Mike Lazaridis, President and Co-CEO at Research In Motion.

Pricing, Upgrading & How To Buy

BlackBerry Professional Software is priced at $499 USD (MSRP) for 5 users and $849 USD (MSRP) for 10 users. Either package can be expanded to support up to 30 wireless users with the purchase of additional standard Client Access Licenses (CALs). BlackBerry Professional Software can also be easily upgraded to BlackBerry Enterprise Server. BlackBerry Professional Software is available in multiple languages (English, French, Italian, German and Spanish) and can be purchased via electronic software download from www.blackberry.com/professional.

Special Introductory Offer – Limited Time

With the launch of BlackBerry Professional Software, RIM is also announcing a special introductory offer. Beginning today and running until November 30, 2007, customers who purchase any 5 new BlackBerry smartphones will be eligible to receive a 5-user BlackBerry Professional Software package ($499 USD value). Visit www.blackberry.com/professional for details.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contacts:

Marisa Conway

Brodeur for RIM

(212) 515-1924

mconway@brodeur.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

November 5, 2007

RIM ANNOUNCES COURT APPROVAL OF DEFINITIVE SETTLEMENT TO END SHAREHOLDER LITIGATION

Waterloo, ON – Research In Motion ("RIM") (Nasdaq: RIMM; TSX: RIM) and the Trustees of Ironworkers Ontario Pension Fund ("Ironworkers") today announced that the Ontario Superior Court of Justice has approved the previously-announced definitive settlement agreement to resolve the application commenced by the Ironworkers with respect to RIM's historical option granting practices.

The Ontario Superior Court of Justice has declared that the settlement is fair and reasonable and in the interests of RIM’s shareholders, and approved the settlement.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	November 5, 2007	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations